

June 26, 2012

<u>Via E-mail</u>
Mr. Dennis Baldwin
Senior Vice President and Chief Accounting Officer
KBR, Inc.
601 Jefferson Street, Suite 3400
Houston, Texas 77002

    RE: **KBR, Inc.**
          Form 10-K for the Fiscal Year Ended December 31, 2011
          Filed February 22, 2012
          File No. 1-33146

Dear Mr. Baldwin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Craig Slivka, for

                          Pamela Long
                          Assistant Director